SECU 10028020 ISSION

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SEC FILE NUMBER
8-47664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
109

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle (212) 407-4542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Grupo
Santander

AFFIRMATION

We, Ignacio Mendive and Chandra Boyle, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities Inc. (the "Company") as of and for the year ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/10
Date

CEO/ General Securities Principal
Title

Signature 2/26/10
Date

Senior Vice President/Fin/Ops Principal
Title

Subscribed and sworn to before me on this
26th day of February 2009

Notary Public

ANGILIC CASALDUC
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6187188
Qualified In Richmond County
My Commission Expires May 19, 2012

SANTANDER INVESTMENT SECURITIES INC.
(SEC I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Investment Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 11, 12 and 13 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 26, 2010

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash	$ 88,997,593
Cash — segregated under federal and other regulations	10,620,627
Receivables from broker-dealers and financial institutions	43,155,447
Receivable from customers	32,596,963
Securities owned — at market value	931,980
Receivable from affiliates	1,922,805
Prepaid expenses	4,820,413
Deferred income taxes	11,000,000
Other assets	4,877,946
TOTAL	$ 198,923,774

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, but not yet purchased — at market value	$ 1,677
Payable to broker-dealers and financial institutions	30,192,520
Payable to customers	494,120
Bonus accrual and other payables to employees	39,905,983
Income tax payable	4,503,094
Accrued expenses and other liabilities	4,829,503
Total liabilities	79,926,897
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(171,003,123)
Total stockholder's equity	118,996,877
TOTAL	$ 198,923,774

See notes to statement of financial condition.

1. ORGANIZATION

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). Effecitve November 4, 2009, the Company is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. transactions through a third-party broker-dealer on an omnibus basis. International transactions are cleared through affiliates and other third parties.

There was no FCM business undertaken during the year ended December 31, 2009 and therefore no related supplemental schedules are included in the report.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the financial statements, management makes estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Such estimates include assumptions used in determining the fair value of financial instruments, certain amounts allocated among affiliates, income taxes payable and bonus accruals. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Cash accounts are held at major money center banks. Cash equivalents consist of overnight automatic cash sweeps in a money market account. At December 31, 2009, the Company had no cash equivalents.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values with realized and unrealized gains and losses reflected in the statement of operations.

Resale and Repurchase Transactions — Securities purchased under agreements to resell ("resale agreements") and sold under agreements to repurchase are recorded as collateralized financing transactions at contractual value, plus accrued interest. The Company's policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional

collateral when appropriate. The Company has no resale or repurchase agreements as of December 31, 2009.

Receivables From and Payables to Broker-Dealers and Financial Institutions — Receivables from and payables to broker-dealers and financial institutions primarily represent Delivery versus Payment and Receipt versus Payment (DVP/RVP) trades past settlement date. In addition, it includes trade-date versus settlement-date accruals related to the Company's proprietary trading accounts and the net commissions earned on trades settling after year-end.

Receivables From and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions — Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2009, the Company has received securities with a market value of $3,312,008 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2009, the Company had no securities loaned transactions. There were no securities pledged as of December 31, 2009.

Foreign Currency Translation — Assets and liabilities, denominated in foreign currencies, are translated at closing rates of exchange on December 31, 2009.

Income Taxes — Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

New Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC", "Codification") as the source of authoritative accounting principles generally accepted ("GAAP") in the United States of America. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date. This guidance also replaces the prior guidance regarding the GAAP hierarchy, given that once in effect, the guidance within the Codification will carry the same level of authority. The Codification is effective for financial statements issued for annual periods ending after September 15, 2009. The Company adopted the guidance effective with the issuance of its December 31, 2009 financial statements. As the guidance is limited to disclosure in financial statement and the manner in which the Company refers to GAAP authoritative literature there was no material effect on the Company's financial statements.

In May 2009, the FASB issued ASC 855, *Subsequent Events,* which provides guidance on subsequent events and is intended to establish general standards of accounting for and disclosures of events that

occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 was effective for the Company in the fiscal year ending December 31, 2009. As the guidance is limited to disclosures concerning subsequent events, the adoption did not have a material affect on the Company's financial statements. The Company evaluated subsequent events up to the date the financial statements were available to be issued, which was February 26, 2010.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820) ("ASU 2010-06"), which is intended to improve disclosures of fair value measurements. The ASU requires disclosures of (1) the amounts of significant transfers in and out of Level I and Level II fair value measurements, as well as the reasons for the transfers, (2) separately presented information about purchases, sales, issuances and settlements in the reconciliation of Level III fair value measurements, (3) fair value measurement for each class of assets and liabilities, and (4) valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activities in Level III fair value measurements, which are effective for annual reporting periods beginning after December 15, 2010. The Company is currently evaluating the impact of ASU 2010-06 on its financial statements.

3. RECEIVABLES FROM AND PAYABLE TO CUSTOMERS

The amount reported in the statement of financial condition represents balances receivable from and payable to customers in connection with cash and DVP/RVP transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

4. RECEIVABLES FROM AND PAYABLE TO BROKER-DEALERS AND FINANCIAL INSTITUTIONS

Receivables from broker-dealers and financial institutions include amounts receivable for securities not delivered by the Company to the purchaser by settlement date, proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates.

Payable to broker-dealers, and financial institutions primarily includes amounts payable for securities not received by the Company from a seller by settlement date.

Amounts receivable from and payable to broker-dealers, and financial institutions at December 31, 2009, consist of the following:

	Receivables	Payables
Deposits for securities borrowed	$ 3,526,600	$ -
Securities failed-to-deliver/receive	1,050,212	30,192,520
Receivable from/payable to clearing brokers	7,022,146	-
Fees and commissions receivable/payable	31,556,489	-
	$ 43,155,447	$ 30,192,520

5. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (restricted stocks); and

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds and Latin American equities, which trade infrequently).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

A review of fair value hierarchy classifications is conducted on a monthly basis.

The Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 consisted of securities owned of $931,980 and securities sold, not yet purchased of $1,677, and are categorized as Level 1 as defined above.

6. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist primarily of equity securities and American Depository Receipts ("ADR") and are stated at fair value.

7. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. As of and for the year ended December 31, 2009, the related-party balances were:

Assets:		
Receivable from broker-dealers, and financial institutions	$	2,141,991
Receivable from customers		2,595,805
Receivable from affiliates		1,922,805
Liabilities:		
Payable to broker-dealers, and financial institutions	$	29,624,866
Payable to customers		62,721

Subordinated Loan Agreement — The Company has entered into a Revolving Subordinated Loan agreement ("Revolver") with its ultimate parent, Banco Santander, S.A., effective June 11, 2008, not to exceed $200 million in aggregate with a maturity date of June 11, 2011. Any amounts advanced in accordance with this agreement will be considered net capital on the date drawn down. Such amount shall not be considered as equity in the calculation of the Company's Debt/Equity ratio. During the year, the Company borrowed under the Revolver several times in the sum of $367,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings, under the Revolver, during the period was .022%. Additionally, during the year the Company borrowed under a temporary subordination agreement in the amount of $772,000,000 from its ultimate parent, Banco Santander, S.A., with a rate of 1.38%, which was subsequently repaid. The Revolver and the temporary subordination agreement were approved by FINRA in accordance with Appendix D of SEC Rule 15c3-1. At December 31, 2009, there were no advances outstanding under the Revolver or the temporary subordination agreement.

8. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of FASB ASC740, *Income Taxes* ("ASC740"), which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

A As of December 31, 2009, the Company's gross deferred tax asset is approximately $64 million, which is principally related to accrued expenses and federal and state net operating losses of approximately $154.5 million and $68 million, respectively (computed at a tax rate of 35% for federal and 8.63% for New York State). The Company has a valuation allowance against the $64 million deferred tax asset. In 2009, the Company released $11 million of its deferred tax valuation allowance since, in the opinion of management, it is more likely than not that the Company will recognize the deferred tax asset based upon its projected taxable income. The federal net operating loss carryover will begin expiring after December 31, 2017. The statute of limitations for 2006 through 2008 is open for federal, New York State, and New York City purposes.

No material uncertain tax positions exist at December 31, 2009.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $500,000. As a FCM, the minimum net capital requirement in accordance with CFTC rules is to be calculated as the greater of $500,000 or 8% of the domestic and foreign domiciled customer risk maintenance margin/performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Securities and Exchange Commission ("SEC") Rule 15c3-3.

At December 31, 2009, the Company's regulatory net capital, as defined under SEC and CFTC rules, was $57,708,136 and its regulatory net capital in excess of the minimum required was $57,208,136.

10. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $10,620,627 is segregated in a special reserve bank account held at JP Morgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases — The Company has a noncancelable operating lease related to office space with a third party. Additionally, there are sublease arrangements with outside parties. The lease and subleases expire on July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancelable leases at December 31, 2009, are as follows:

Years Ending December 31	Lease Payment Outflow	Sublease Payment Inflows
2010	$ 11,880,000	$ 10,750,583
2011	11,880,000	10,567,250
2012	11,880,000	10,567,250
2013	11,880,000	10,567,250
2014	6,930,000	6,164,229
Thereafter	-	-
	$ 54,450,000	$ 48,616,562

Litigation — In the normal course of business, the Company may be subject to litigation. As of December 31, 2009, the Company is a defendant in civil actions arising out of the issuance of various securities. Due to the early stage of the actions, management is unable to evaluate the likely outcome and any possible loss cannot be estimated.

Guarantees — In the ordinary course of business, the Company may enter into clearing agreements that contain various guarantees and indemnities that meet the accounting definition of guarantee under ASC 460, *Guarantees*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealers. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined pension plan sponsored by Banco Santander New York Branch, covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes.

The amount recognized in the statement of financial condition is $5,348,618 representing the Company's share of pension liability and is included in bonus accrual and other payables to employees on the statement of financial condition. The Company also participates with other affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

13. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the

amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2009, the Company had no commitments to buy or sell foreign currency forwards.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, which qualify as financial instruments under ASC 825, *Financial Instruments*, are carried at fair value or contracted amounts, which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's liabilities, such as customer payables and certain other payables, are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

* * * *

SANTANDER INVESTMENT SECURITIES INC.

COMPUTATION OF NET CAPITAL FOR BROKERS-DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 118,996,877
NONALLOWABLE ASSETS:	
Receivable from broker-dealers and financial institutions	4,563,255
Unsecured receivables from customers	1,429
Receivable from affiliates	1,922,805
Securities owned not readily marketable	15,736
Prepaid expenses	4,820,413
Other assets	41,940,502
Total nonallowable assets	53,264,140
OTHER DEDUCTIONS AND CHARGES	7,887,412
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	57,845,325
HAIRCUTS ON SECURITIES POSITIONS	137,189
NET CAPITAL	57,708,136
NET CAPITAL REQUIREMENT	500,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 57,208,136

There were no material differences between the computation of net capital as computed above and that reported by the Company in its unaudited FOCUS report as of December 31, 2009, amended and filed on February 25, 2010.

SANTANDER INVESTMENT SECURITIES INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

CREDIT BALANCES:		
Free credit balances and other credit balances in customer accounts	$	494,118
Customers' securities failed-to-receive		14,898,699
Credits in receivable accounts over 30 days		1,005,790
Other customer credits		2,962,696
Total credit balances		19,361,303
DEBIT BALANCES:		
Customer debit items		17,939,422
Failed to deliver of customers' securities		80,516
Less: 3% of aggregate debit items		(540,598)
Total debit balances		17,479,340
RESERVE COMPUTATION — Excess of total credits over total debits	$	1,881,963
AMOUNT ON DEPOSIT IN "RESERVE BANK ACCOUNT"	$	10,620,627

There were no material differences between the above computation of reserve requirements and that reported by the Company in its unaudited FOCUS report as of December 31, 2009, amended and filed on February 25, 2010.

SANTANDER INVESTMENT SECURITIES INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of December 31, 2009, but for which required action was taken by the Company within the time frames specified under Rule 15c3-3):

a. Market value	None
b. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

a. Market value	None
b. Number of items	None

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Santander Investment Securities Inc.
45 East 53rd Street
New York, New York 10022

In planning and performing our audit of the financial statements of Santander Investment Securities Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Santander Investment Securities Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 and noted net differences amounting to $220,818 primarily due to difference in treatment of certain amounts in the Audited Form X-17A-5 when compared to the FOCUS. The total revenue amount used in Form SIPC-7T to calculate the general assessment was higher by $220,818.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047664 FINRA DEC
SANTANDER INVESTMENT SECURITIES INC 6*6
ATTN: CHANDRA BOYLE
45 E 53RD ST
NEW YORK NY 10022-4604

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 236,184
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 7/14/09 Date Paid	(50,500)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	185,684
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 185,684
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 185,684	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Santander Investment Securities Inc.
(Name of Corporation, Partnership or other organization)

Chandra Boyle
(Authorized Signature)

SVP
(Title)

Dated the 26 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 109,974,393
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		528,708
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		321,057
(5) Net loss from management of or participation in the underwriting or distribution of securities.		1,213,718
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		149,503
(7) Net loss from securities in investment accounts.		
Total additions		2,212,986
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		<2,098,495>
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent on Sublease + Service agreement Fees		<15,215,314>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ <399,989>	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		<399,989>
Total deductions		<17,713,798>
2d. SIPC Net Operating Revenues		$ 94,473,581
2e. General Assessment @ .0025		$ 236,184

(to page 1 but not less than $150 minimum)